Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Adds New Uranium Supply from Finland
Saskatoon, Saskatchewan, Canada, February 7, 2011 . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) has signed two agreements to buy uranium produced at the Sotkamo nickel-zinc mine in eastern Finland owned by the Talvivaara Mining Company Plc. (LSE: TALV).
“Cameco is already a supplier of uranium fuel to generate clean electricity for Finnish utilities and their customers,” said Cameco CEO Jerry Grandey. “Cameco`s strategic goal is to double uranium production from our existing assets by 2018. Our deal with Talvivaara will provide Cameco with an additional source of uranium supply over and above what we expect to produce from our properties.”
Talvivaara expects production of uranium at the Sotkamo mine to be approximately 900,000 pounds (U3O8 equivalent) or 350 tU per year once the mine ramps up to full production. The production capacity for uranium extraction at the Sotkamo mine could be increased if Talvivaara proceeds with its stated intention to increase production of nickel and zinc concentrate at the mine through use of its unique bioheapleaching process.
Cameco has and will continue to provide technical assistance to Talvivaara in the design, construction, commissioning and operation of the uranium extraction circuit to be constructed at the Sotkamo operation. Talvivaara plans to start construction of the uranium extraction circuit in the coming months and complete it in 2012. Proceeding with construction and operation of the uranium circuit requires a number of permits that Talvivaara is seeking from Finnish regulators.
Under the first agreement with Talvivaara, Cameco will provide an up-front investment, to a maximum of $60 million (US), to cover the construction cost of the uranium extraction circuit. Cameco’s capital contribution will be repaid through the initial deliveries of uranium concentrates under the first agreement.
Once the capital is repaid, Cameco will purchase the uranium concentrates produced at Sotkamo through a second agreement that ends on December 31, 2027. The second agreement will provide Talvivaara payments for the uranium, based on a formula that references market prices at the time of delivery.
Cameco will take ownership of the uranium at the Sotkamo site and has the sole right to market the product to its customers.

Under the Euratom Treaty, the agreements with Talvivaara are subject to the concurrence of the Euratom Supply Agency and final approval by the European Commission.
Finland produces about a third of its domestic electricity each year through nuclear power production at four existing reactors operated by two Finnish utility companies. A fifth reactor is under construction and two others are planned.
“The fact that uranium will be produced in Finland for the first time in 50 years meshes well with Finland’s plan to produce an increasing percentage of its domestic electricity from clean nuclear power in the years ahead,” Grandey commented.
About Talvivaara
Talvivaara Mining Company Plc is an internationally significant base metals producer with its primary focus on nickel and zinc using a technology known as bioheapleaching to extract metals out of ore. Bioheapleaching makes extraction of metals from low grade ore economically viable. The Talvivaara deposits comprise one of the largest known sulphide nickel resources in Europe. The ore body is sufficient to support anticipated production for at least 46 years. Talvivaara has secured a 10-year off-take agreement for 100 per cent of its main output of nickel and cobalt to Norilsk Nickel and entered into a long-term zinc streaming agreement with Nyrstar NV. Talvivaara is listed on the London Stock Exchange Main Market and NASDAQ OMX Helsinki and is included in the FTSE 250 Index. Further information can be found at http://www.talvivaara.com/
About Cameco
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
Caution Regarding Forward-looking Information and Statements
Our strategic goal to double uranium production by 2018 is considered to be forward-looking information and statements under Canadian and US securities laws. This goal is based upon a number of material assumptions, and its achievement is subject to a number of material risks, which are discussed in our annual management’s discussion & analysis (MD&A), including under the headings “Our strategy” and “About forward-looking information”. We will not necessarily update this information unless we are required to by securities law.
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Media inquiries:	Murray Lyons	(306) 956-8064